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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25
                                                   =============================
                                                          SEC FILE NUMBER
                                                              0-25896
                                                   =============================
                                                           CUSIP NUMBER
                                                            316700103
                                                   =============================

                           NOTIFICATION OF LATE FILING

(Check one) [X] Form 10-K and Form 10-KSB [ ] Form 20-F  [ ] Form 11-K
[ ] Form 10-Q and Form 10-QSB Form  [ ] N-SAR

                       For Period Ended DECEMBER 31, 2000
                  __ Transition Report on Form 10-K and Form 10-KSB
                  __ Transition Report on Form  20-F
                  __ Transition Report on Form 11-K
                  __ Transition Report on Form 10-Q and Form 10-QSB
                  __ Transition Report on Form N-SAR
                  For the Transition Period Ended:__________________

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             Read Instructions (on back page) Before Preparing Form.
                              Please Print or Type.
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     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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PART I--REGISTRANT INFORMATION

5th Avenue Channel Corp.
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Full Name of Registrant

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Former Name if Applicable

3957 N.E. 163rd Street
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Address of Principal Executive Office (Street and Number)

North Miami Beach, Florida 33160
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City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)


[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

    (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Forms 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

         The Company has not, without unreasonable effort and expense, been able to complete its Form 10-KSB for the year ended December 31, 2000 because of the recent change of its auditors.


PART IV-- OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification

  Aurelio E. Alonso, CFO              305                947-3010 x 227
  ----------------------             ----------       --------------------
          (Name)                     (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
                                                                  Yes [ ] No [X]

     9/30/00 10-QSB
     ---------------------------------------------------------------------------
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                                     [X] Yes No [ ]

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                            5th Avenue Channel Corp.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

 Date April 3, 2001                By /s/ Melvin Rosen
      ---------------                --------------------------
                                     Melvin Rosen, CEO

INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

Part IV--Other Information

(3) The Company estimates an increase of approximately $3,500,000 or 68% in the net loss for the year ended December 31, 2000 as compared to the same period in 1999. This increase in net loss was primarily due to the selling, general and administrative expenses associated with the opening, operations and promotion of the Company's new television studio and channel, launched March 6, 2000 and closed on November 15, 2000.

                                               Year ended
                                               December 31,

                                      2000                      1999
                                      ----                      ----

                  Net Loss        $8,700,000                 $5,200,000
                                  ==========                 ==========

                                    ATTENTION
================================================================================
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
================================================================================

                              General Instructions

1.   This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the
     General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic filers. This form shall not be used by electronic filer unable to timely file a report solely due to electronic difficulties. Filer unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this Chapter).